SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



                                 SCHEDULE 13G

            Information Statement pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*


                                 SANDATA, INC.
                               (Name of Issuer)


                  Common Stock par value $.001 per share
                        (Title of Class of Securities)


                                 799-778-204
                                (Cusip Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 799-778-204              13G

(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       GARY STOLLER
       ###-##-####

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /  /
                                                         (b)  /  /

(3)    SEC USE ONLY

(4)    CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES

NUMBER                 (5)       SOLE VOTING POWER

OF SHARES                        196,425

BENEFICIALLY           (6)       SHARED VOTING POWER

OWNED BY EACH

REPORTING              (7)       SOLE DISPOSITIVE POWER

PERSON                           196,425

WITH                   (8)       SHARED DISPOSITIVE POWER


(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       196,425

(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
/  /

(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       23.1%

(12)   TYPE OF REPORTING PERSON*

       IN

SEE INSTRUCTION BEFORE FILLING OUT!

                              SCHEDULE 13G


Item 1(a)        Name of Issuer:

                 Sandata, Inc.

Item 1(b)        Address of Issuer's Principal Executive Offices:

                 26 Harbor Park Drive
                 Port Washington, NY  11050

Item 2(a)        Name of Person Filing:

                 Gary Stoller

Item 2(b)        Address of Principal Business Office or, if none, Residence:

                 26 Harbor Park Drive
                 Port Washington, NY  11050

Item 2(c)        Citizenship:

                 United States of America

Item 2(d)        Title of Class of Securities:

                 Common Shares, par value $.001 per share

Item 2(e)        Cusip Number:

                 799-778-204

Item 3 This statement is not filed pursuant to Rules 13d-1(b), or 13d-2(b).

Item 4(a)        Amount Beneficially Owned as of December 31, 1995:

                 196,425 - Includes 86,667 shares issuable upon the exercise of options which are currently exercisable.

Item 4(b)        Percent of Class:

                 23.1%

Item 4(c)        Number of shares as to which such person has:

                (i)    sole power to vote or to direct the vote:

                       196,425

                (ii)   shared power to vote or to direct the vote:

                       None

                (iii)  sole power to dispose or to direct the disposition of:

                       196,425

                (iv)   shared power to dispose or to direct the disposition of:

                       None

Item 5          Ownership of Five Percent or Less of a Class:

                Inapplicable.

Item 6          Ownership of More than Five Percent on Behalf of Another
                Person:

                Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                Inapplicable.

Item 8          Identification and Classification of Members of the Group:

                Inapplicable.

Item 9          Notice of Dissolution of Group:

                Inapplicable.

Item 10         Certification:

                Inapplicable.


                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        February 9, 1996
                                                             (Date)


                                                       /s/ Gary Stoller
                                                           (Signature)


                                                          Gary Stoller
                                                             (Name)